

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2022

Kerri-Ann Millar
Chief Financial Officer
Cue Biopharma, Inc.
40 Guest Street
Boston, MA 02135

      **Re: Cue Biopharma, Inc.**
          **Registration Statement on Form S-3**
          **Filed December 6, 2022**
          **File No. 333-268687**

Dear Kerri-Ann Millar:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Doris Stacey Gama at 202-551-3188 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Life Sciences

cc:    Cynthia Mazareas, Esq.